SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

AV Homes, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

00234P102
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00234P102	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,557,474 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,557,474 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,474 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.7% (See Items 5)**
14	TYPE OF REPORTING PERSON CO
*
Includes 2,557,474 shares of Common Stock (as defined herein) but excludes 6,657,543 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock (as defined herein). Shares of Series A Convertible Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders. See Item 4.

**
The calculation assumes that there are a total of 15,344,851 shares of Common Stock outstanding, which is the sum of (i) the 12,787,377 shares of Common Stock outstanding as of May 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q/A filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2013 and (ii) the 2,557,474 shares of Common Stock issued to TPG Aviator (as defined herein) pursuant to the Securities Purchase Agreement (as defined herein).

CUSIP No. 00234P102	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,557,474 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,557,474 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,474 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.7% (See Items 5)**
14	TYPE OF REPORTING PERSON IN
*
Includes 2,557,474 shares of Common Stock but excludes 6,657,543 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock. Shares of Series A Convertible Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders. See Item 4.

**
The calculation assumes that there are a total of 15,344,851 shares of Common Stock outstanding, which is the sum of (i) the 12,787,377 shares of Common Stock outstanding as of May 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q/A filed with the Commission on May 13, 2013 and (ii) the 2,557,474 shares of Common Stock issued to TPG Aviator pursuant to the Securities Purchase Agreement.

CUSIP No. 00234P102	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,557,474 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,557,474 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,474 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.7% (See Items 5)**
14	TYPE OF REPORTING PERSON IN
*
Includes 2,557,474 shares of Common Stock but excludes 6,657,543 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock. Shares of Series A Convertible Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders. See Item 4.

**
The calculation assumes that there are a total of 15,344,851 shares of Common Stock outstanding, which is the sum of (i) the 12,787,377 shares of Common Stock outstanding as of May 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q/A filed with the Commission on May 13, 2013 and (ii) the 2,557,474 shares of Common Stock issued to TPG Aviator pursuant to the Securities Purchase Agreement.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $1.00 per share, of the Issuer (the “Common Stock”).  The principal executive offices of the Issuer are located at 8601 N. Scottsdale Rd., Suite 225, Scottsdale, Arizona 85253.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”).  The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Advisors VI is the general partner of TPG Aviator, L.P., a Delaware limited partnership (“TPG Aviator”), which directly holds 2,557,474 shares of Common Stock and 665,754.3 shares of Series A Contingent Convertible Cumulative Redeemable Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”) (collectively, the “TPG Shares”).

Messrs. Bonderman and Coulter are officers and sole stockholders of Advisors VI.  Because of the relationship of Messrs. Bonderman and Coulter to Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

The principal business of Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Aviator) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Advisors VI and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Advisors VI and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

TPG Aviator entered into a Securities Purchase Agreement, dated as of June 19, 2013 (the “Securities Purchase Agreement”), attached hereto as Exhibit 2, with the Issuer pursuant to which TPG Aviator purchased from the Issuer on June 20, 2013, and the Issuer issued, (i) 665,754.3 shares of Series A Convertible Preferred Stock at a price of $146.50 per share for an aggregate purchase price of $97,533,004.95 and (ii) 2,557,474 shares of Common Stock at a price of $14.65 per share for an aggregate purchase price of $37,466,994.10, for a total aggregate purchase price of $134,999,999.05 (the “Purchase Price”).  The Purchase Price was funded by equity contributions of the limited partners of TPG Aviator.

Page 5 of 16 Pages

References to and the description of the Securities Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4.  Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Securities Purchase Agreement

The Issuer and TPG Aviator made certain customary representations, warranties and covenants to each other in the Securities Purchase Agreement.

The Issuer agreed to use its reasonable best efforts to call and hold, within 90 days following the date of closing of the transactions contemplated by the Securities Purchase Agreement (the “Closing”), a meeting of its stockholders to vote on, among other things, the approval of the conversion of the Series A Convertible Preferred Stock and the preemptive rights discussed below (the “Stockholder Approval”).  In the event that the Issuer’s stockholders do not approve such matters at the first stockholders’ meeting, then TPG Aviator has the right, until the Stockholder Approval is obtained, (i) on two additional occasions occurring during the year following the Closing and (ii) on one occasion during each annual period thereafter, to require the Issuer to use its reasonable best efforts to call a stockholders’ meeting, within 90 days of such request, for the purpose of obtaining the Stockholder Approval.

TPG Aviator agreed for a period of 90 days from Closing not to transfer to any third party (other than an affiliate of TPG Aviator with the Issuer’s consent, which shall not be unreasonably withheld) any of the shares of Common Stock or shares of Series A Convertible Preferred Stock acquired at the Closing.

Series A Convertible Preferred Stock

The terms, rights, obligations and preferences of the Series A Convertible Preferred Stock are set forth in the Certificate of Designation of Series A Contingent Convertible Cumulative Redeemable Preferred Stock (the “Series A Certificate of Designation”), which is attached hereto as Exhibit 3 and was filed with the Secretary of State of the State of Delaware on June 19, 2013.  The Series A Convertible Preferred Stock ranks senior to the Common Stock.  All references herein to an “as converted” percentage refer to a percentage of the Issuer’s outstanding Common Stock assuming full conversion of the Series A Convertible Preferred Stock.

Conversion Rights

Upon receipt of Stockholder Approval, each share of Series A Convertible Preferred Stock will become convertible, at the option of either the holder or the Issuer, into shares of Common Stock at an initial conversion ratio equal to ten shares of Common Stock per share of Series A Convertible Preferred Stock.  The conversion ratio will be adjusted if the Issuer takes any of the following actions:

•	the payment of dividends or the distribution with respect to its capital stock in shares of Common Stock;

•	the subdivision of the Common Stock into a greater number of shares;

•	the combination of the outstanding Common Stock into a smaller number of shares;

Page 6 of 16 Pages

•	the issuance of any shares of capital stock by reclassification of the Common Stock; and

•
the issuance of rights, options or warrants to holders of Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the Current Common Stock Market Price (calculated as set forth in the Series A Certificate of Designation).

In the event that any Series A Convertible Preferred Stock remains outstanding on the 180th day following the Closing, the liquidation preference (as described below) and conversion ratio will be adjusted to equal 110% of the liquidation preference and conversion ratio, respectively, in effect immediately prior to such adjustment.

Voting Rights

The Series A Convertible Preferred Stock has no voting rights except that the Issuer will not, without the affirmative vote or consent of at least two-thirds of the shares of the Series A Convertible Preferred Stock, voting separately as a class, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Convertible Preferred Stock with respect to dividends and liquidation rights or (ii) amend, alter or repeal the provisions of the Issuer’s Certificate of Incorporation or the Series A Certificate of Designation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Convertible Preferred Stock.

Dividend Rights

If the Issuer declares, pays or sets aside for payment any dividend on any share of Common Stock, then at the time of such dividend the Issuer shall simultaneously declare a dividend on each issued and outstanding share of Series A Convertible Preferred Stock, with payment to be in the same form as is being paid to the holders of Common Stock and in an amount equal to the product of (i) the applicable dividend rate payable on each share of Common Stock multiplied by (ii) the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock.

The Issuer will also pay mandatory quarterly dividends in cash when, as and if declared by the Board on the Series A Convertible Preferred Stock in an amount, if positive, equal to (i) the liquidation preference of the Series A Convertible Preferred Stock multiplied by the Applicable Quarterly Dividend Rate (as defined below) minus (ii) the amount of any dividend paid or being concurrently paid on such share of Series A Convertible Preferred Stock as a result of the dividends paid on the Common Stock during such quarterly period.  Such dividends shall, beginning on the date that is 180 days after the Closing (the “Mandatory Dividend Commencement Date”), be cumulative and payable (if declared) quarterly.  Notwithstanding the foregoing, at the Issuer’s option, the mandatory dividends payable with respect to the first three quarters may be paid by the issuance of additional shares of Series A Convertible Preferred Stock with an aggregate liquidation preference equal to the amount of the dividend; provided, however, that the Issuer shall pay such dividends in cash instead of issuing such additional shares of Series A Convertible Preferred Stock if, immediately after giving effect to such proposed issuance and assuming (immediately following such proposed issuance) the conversion of all such shares of Series A Convertible Preferred Stock then held by TPG Aviator and its affiliates, TPG Aviator and its affiliates would hold in excess of 49% of the Common Stock issued and outstanding.  The “Applicable Quarterly Dividend Rate” means (i) 8.0% per annum for the first three quarterly periods beginning on the Mandatory Dividend Commencement Date, (ii) 12.0% per annum for the following four quarterly periods, and (iii) 15.0% per annum for any quarterly periods thereafter.

Redemption Rights

At any time after the fifth anniversary of the Closing (or at any time after the Closing in the event that the Issuer fails to pay any accrued dividends on any share of Series A Convertible Preferred Stock for a period of three or more quarters), each holder of Series A Convertible Preferred Stock will have the right to require the Issuer to purchase all but not less than all of such holder’s Series A Convertible Preferred Stock for a per share redemption price equal to the greater of (i) the per share liquidation preference of such holder’s Series A Convertible Preferred Stock plus the amount of any accrued but unpaid dividends and (ii) the Average Closing Price (as defined in the Series A Certificate of Designation).  Upon exercise by any holder of Series A Convertible Preferred Stock of such redemption right, the Issuer may elect to redeem such holder’s shares on the date specified by the holder or on a date that is not later than 180 days after the date specified by the holder.  To the extent that the Issuer does not redeem such holder’s shares on the redemption date (whether due to a lack of available funds or otherwise), dividends on the shares that remain outstanding will be increased by 3.0% per annum.

Page 7 of 16 Pages

In addition to the foregoing, in the event that the Issuer engages in or becomes subject to a change of control transaction, each holder of Series A Convertible Preferred Stock will have the right to require the Issuer to purchase all but not less than all of such holder’s Series A Convertible Preferred Stock for a per share redemption price equal to the greater of: (i) the sum of (x) the per share liquidation preference of such holder’s Series A Convertible Preferred Stock, (y) the amount of any accrued but unpaid dividends thereon to the date of the change of control and (z) the Make Whole Amount (as defined in the Series A Certificate of Designation); and (ii) the Average Closing Price as of the date that is five business days prior to the date that the change of control is consummated, or the last trading day immediately prior to such date.

The Issuer will have the right to redeem all but not less than all of the Series A Convertible Preferred Stock at any time between the first and second anniversaries of the Closing for a per share purchase price equal to the greater of: (i) the sum of (x) the per share liquidation preference of such holder’s Series A Convertible Preferred Stock, (y) the amount of any accrued but unpaid dividends thereon to the date fixed for redemption and (z) the Make Whole Amount; and (ii) the Average Closing Price.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, the holders of Series A Convertible Preferred Stock shall be entitled to receive, out of the assets of the Issuer before any distribution to holders of the Common Stock and each other class or series of capital stock of the issuer that does not expressly rank senior to the Series A Convertible Preferred Stock as to liquidation rights, the greater of (i) the liquidation preference, plus any accrued and unpaid dividends whether or not declared, if any, to the date of final distribution, and (ii) the amount that such holder would have been entitled to receive in respect of the Common Stock into which such share of Series A Convertible Preferred Stock could have been converted assuming that, immediately prior to such event of liquidation, dissolution or winding up of the Issuer, all holders of the Series A Convertible Preferred Stock had converted all of such shares into shares of Common Stock

Stockholders Agreement

In connection with the Closing, the Issuer and TPG Aviator entered into a Stockholders Agreement, dated as of June 20, 2013 (the “Stockholders Agreement”), attached hereto as Exhibit 4.

Board Representation

Pursuant to the terms of the Stockholders Agreement, upon Closing, the Issuer agreed to (i) reconstitute its board of directors (the “Board”) such that the number of members constituting the Board shall be eight and (ii) promptly cause the appointment to the Board of two individuals designated by TPG Aviator.  TPG Aviator designated, and the Board elected effective as of the Closing, Kelvin Davis, a TPG Partner, and Greg Kranias, a TPG Principal.

The Issuer further agreed to cause, once Stockholder Approval is obtained, (i) the number of members constituting the Board to be ten and (ii) the appointment to the Board of two additional individuals designated by TPG Aviator, provided that TPG Aviator and its affiliates hold at least 80% of the Common Stock that they held at the Closing on an as-converted basis.  Thereafter, the Issuer agreed to (i) include a specified number of persons designated by TPG Aviator, subject to limitations described below (the “TPG Nominated Directors”), as members of the slate of Board nominees proposed by the Board for any meeting for elections of members of the Board and (ii) use commercially reasonable efforts to cause each TPG Nominated Director to be elected to the Board.  The number of TPG Nominated Directors will be equal to (i) four nominees if TPG Aviator, together with its affiliates, beneficially owns at least 30% of the outstanding Common Stock on an as-converted basis, (ii) three nominees if TPG Aviator, together with its affiliates, beneficially owns at least 20% but less than 30% of the outstanding Common Stock on an as-converted basis, (iii) two nominees if TPG Aviator, together with its affiliates, beneficially owns at least 15% but less than 20% of the outstanding Common Stock on an as-converted basis, and (iv) one nominee if TPG Aviator, together with its affiliates, beneficially owns at least 5% but less than 15% of the outstanding Common Stock on an as-converted basis.  If TPG Aviator, together with its affiliates, beneficially owns less than 5% of the outstanding Common Stock on an as-converted basis, the Issuer will have no obligation to include any persons designated by TPG Aviator on the slate of Board nominees.

Page 8 of 16 Pages

In addition, the Issuer agreed that each of its Compensation Committee and a newly established Finance Committee will be comprised of five members and for so long as TPG Aviator, together with its affiliates, beneficially owns (i) at least 15% of the outstanding Common Stock on an as-converted basis, TPG Aviator will have the right to designate two TPG Nominated Directors for appointment to each such committee and (ii) at least 5% but less than 15% of the outstanding Common Stock on an as-converted basis, TPG Aviator will have the right to designate one TPG Nominated Director for appointment to each such committee.  The Issuer further agreed that, for so long as TPG Aviator, together with its affiliates, beneficially owns at least 5% of the outstanding Common Stock on an as-converted basis, each other committee of the Board will be comprised of three members and TPG Aviator will have the right to designate one TPG Nominated Director for appointment to each such other committee.  TPG Aviator will have no such committee appointment rights if it beneficially owns less than 5% of the outstanding Common Stock on an as-converted basis.  The Issuer also agreed that the entire Board (including the TPG Nominated Directors) will be included on the Issuer’s Executive Committee.

Furthermore, for so long as TPG Aviator has the right to designate (i) at least one TPG Nominated Director to serve on each of the Finance Committee and the Compensation Committee, (a) each such committee may only take action with the affirmative vote or consent of at least a majority of its members and (b) the Board may not take certain actions absent the affirmative approval of the Finance Committee or the Compensation Committee, as the case may be, and (ii) at least two TPG Nominated Directors to serve on each of the Finance Committee and the Compensation Committee, the Finance Committee may not take certain actions absent the approval of at least one TPG Nominated Director and the Compensation Committee may not take certain actions absent the approval of at least four out of the five members of such committee.

The Issuer and its subsidiaries agreed to indemnify each TPG Nominated Director that is elected to the Board in connection with his or her service as a member of the Board or any committee.  The Issuer has no obligation to nominate, elect or appoint any TPG Nominated Director if such nomination, election or appointment would violate applicable law or result in a breach by the Board of its fiduciary duties to its stockholders.

Consent

TPG Aviator’s prior written consent will be required for the following actions for so long as TPG Aviator, together with its affiliates, beneficially owns at least the greater of (i) 25% of the Common Stock that they held at the Closing and (ii) 10% of the outstanding Common Stock, each on an as-converted basis:

•
any modification or amendment of the Issuer’s or any of its subsidiaries’ articles of incorporation, bylaws, operating agreement, or similar organizational documents, as applicable, in any manner adverse to TPG Aviator;

•
any voluntary liquidation, dissolution or winding up of the Issuer, any filing of any bankruptcy petition or assignment for the benefit of creditors generally, any commencement of any voluntary proceeding that seeks reorganization or other relief under any bankruptcy or similar law, any seeking of the appointment of a trustee, receiver, custodian or other similar official with respect to the Issuer or any of its subsidiaries or any substantial part of the Issuer’s or any of its subsidiaries’ property, any consent to any involuntary bankruptcy or similar proceeding or any authorization, approval, adoption or giving effect to any resolution or agreement or plan of voluntary liquidation, dissolution or winding-up of the Issuer or any of its subsidiaries;

•	any increase or decrease in the size of the Board or any committee;

Page 9 of 16 Pages

•	any change in the charter of the Finance Committee or the Compensation Committee; and

•	certain issuances of equity securities that rank senior to the Common Stock.

Observer Rights

For so long as TPG Aviator or its affiliates continue to hold any shares of Series A Convertible Preferred Stock, TPG Aviator has the right to designate up to two non-voting observers (each, a “TPG Observer”) that are reasonably acceptable to the Issuer to the Board.  The number of TPG Observers will be equal to the number of directors TPG Aviator would be entitled to appoint had the Shareholder Approval been obtained less the number of TPG Nominated Directors then on the Board (subject to a maximum of two).  Subject to certain exceptions, each TPG Observer will be entitled to receive all notices, meeting materials and other information provided to members of the Board and attend in a non-voting observer capacity al meetings of the Board.

Pre-emptive Rights

Subject to certain exceptions, for so long as TPG Aviator, together with its affiliates, beneficially owns at least 10% of the outstanding Common Stock on an as-converted basis, TPG Aviator will have the right to participate in any future issuance, sale or placement of any Common Stock or other capital stock of the Issuer or its subsidiaries or any other securities of the Issuer or its subsidiaries that are convertible into common stock or capital stock by purchasing in the aggregate up to its pro rata share of such issuance, sale or placement at the same price, terms and conditions offered to the other investors.

Registration Rights

Subject to certain limitations, the Stockholders Agreement also provides that at any time beginning six months after the Closing, TPG Aviator shall have the right to require the Issuer, upon written request, to file up to three registration statements for the resale of all or part of (i) the Common Stock held by TPG Aviator, including the Common Stock issued or issuable upon conversion of the Series A Convertible Preferred Stock, and (ii) beginning two years after the Closing, the Series A Convertible Preferred Stock (collectively, the “Registrable Securities”).  The Issuer has agreed to use its reasonable best efforts to effect such registration of the Registrable Securities that it has been requested to register.  In addition, at any time beginning six months after the Closing, TPG Aviator has piggyback registration rights in connection with offerings by the Issuer or other stockholders.

Standstill

TPG Aviator agreed to certain customary standstill provisions through the earliest of (i) the time that TPG Aviator, together with its affiliates, no longer owns at least 5% of the Common Stock on an as-converted basis, (ii) the third anniversary of the Closing, and (iii) the occurrence of a change of control transaction.  The standstill will be suspended in certain circumstances, including during certain control contests, upon any material breach by the Issuer of its obligations under the agreement or upon the failure by the Issuer to pay dividends on the Series A Convertible Preferred Stock.

Termination

The Stockholders Agreement will terminate if (i) TPG Aviator and its affiliates cease to beneficially own any shares of Common Stock on an as-converted basis or (ii) all of the Registrable Securities are eligible for sale without any volume or other limitations or restrictions.  The Board representation, consent and Board observer rights will terminate once TPG Aviator, together with its affiliates, owns less than 5% of the Common Stock on an as-converted basis.

Management Services Agreement

In connection with the Closing, the Issuer, Avatar Properties Inc., a subsidiary of the Issuer, and TPG VI Management, LLC (“TPG Management”) entered into a Management Services Agreement, dated as of June 20, 2013 (the “Management Agreement”), attached hereto as Exhibit 5, pursuant to which TPG Management agreed to provide management, advisory, consulting and specialized (operational or otherwise) services to the Issuer, to the extent mutually agreed by the Issuer and TPG Management.  Such management, advisory, consulting and specialized (operational or otherwise) services may include, without limitation:

Page 10 of 16 Pages

•
advice in connection with the negotiation and consummation of agreements, contracts, documents and instruments necessary to provide the Issuer with financing on terms and conditions satisfactory to the Issuer;

•	advice in connection with acquisition, disposition and change of control transactions involving the Issuer or any of its direct or indirect subsidiaries or any of its respective successors;

•
financial, managerial and day-to-day and specialized operational advice in connection with the Issuer’s operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating, marketing and financial performance of the Issuer or its subsidiaries; and

•
such other services (which may include financial and strategic planning and analysis, consulting services, human resources and executive recruitment services and other services) as TPG Management and the Issuer may from time to time agree in writing.

Pursuant to the Management Services Agreement, the Issuer and Avatar Properties Inc. shall pay TPG Management a transaction fee equal to $4,725,000 in consideration of the financial and structural advice and analysis as well as assistance with due diligence investigations and negotiations provided by TPG Management in connection with the transactions contemplated in the Securities Purchase Agreement and related agreements. In addition, the Issuer shall reimburse TPG Management up to a maximum of $1,000,000 in out-of pocket expenses incurred by or on behalf of TPG Management and its affiliates, including, without limitation, (i) the fees, expenses and disbursements of lawyers, accountants, consultants, financial advisors and other advisors that may have been retained by TPG Management or its affiliates and (ii) any fees related to the transactions contemplated by the Securities Purchase Agreement.

During the term of the Management Services Agreement, as compensation for the services provided by TPG Management, the Issuer and Avatar Properties Inc. will pay TPG Management an annual monitoring fee (the “Monitoring Fee”) equal to: (i) $465,000 so long as TPG Management, together with TPG Aviator and its affiliates, owns at least 30% of the outstanding Common Stock on an as-converted basis; (ii) $350,000 so long as TPG Management, together with TPG Aviator and its affiliates, owns at least 20% but less than 30% of the outstanding Common Stock on an as-converted basis; (iii) $230,000 so long as TPG Management, together with TPG Aviator and its affiliates, owns at least 15% but less than 20% of the outstanding Common Stock on an as-converted basis; (iv) $120,000 so long as TPG Management, together with TPG Aviator and its affiliates, owns at least 5% but less than 15% of the outstanding Common Stock on an as-converted basis; and (v) $0 if TPG Management, together with TPG Aviator and its affiliates, owns less than 5% of the outstanding Common Stock on an as-converted basis.  The Monitoring Fee will be paid on a quarterly basis in advance on each January 1, April 1, July 1 and October 1.

The Management Services Agreement will terminate (i) automatically on the first date on which TPG Aviator and its affiliates no longer have the right to designate at least one of the Issuer’s directors under the terms of the Stockholders Agreement or (ii) on December 31, 2023, provided that it will be automatically extended each December 31 for an additional one-year period unless either TPG Management or the Issuer provides written notice of its desire not to have the term automatically extend.  Any party to the Management Services Agreement may terminate it for an uncured material breach, and TPG Management may terminate the Management Services Agreement at any time.

Letter Agreement

In connection with the Closing, the Issuer and TPG Aviator entered into a Letter Agreement, dated June 19, 2013 (the “Letter Agreement”), attached hereto as Exhibit 6.  Pursuant to the Letter Agreement, the Issuer represented and warranted to TPG Aviator that, among other things, (i) TPG Aviator and its affiliates and associates are Exempt Persons as defined under the Rights Agreement, dated as of June 19, 2013 (the “Rights Agreement”), between the Issuer and Computershare Shareowner Services LLC, as rights agent, and (ii) any person who acquires Common Stock or Series A Convertible Preferred Stock from TPG Aviator, and such person’s affiliates associates, will be Exempt Persons under the Rights Agreement, in each case subject to certain conditions and exceptions.  The Issuer entered into the Rights Agreement in order to deter acquisitions of Common Stock that would potentially limit its ability to use its built in losses and any resulting net loss carryforwards to reduce potential future federal income tax obligations.  The provisions of the Rights Agreement will work to impose a significant penalty upon any person or group (other than an Exempt Person) that acquires 4.9% or more of the outstanding Common Stock as of June 19, 2013 without the approval of the Board.

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Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Series A Certificate of Designation, Stockholders Agreement, Management Services Agreement and Letter Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Series A Certificate of Designation, Stockholders Agreement, Management Services Agreement and Letter Agreement, which have been filed as Exhibits 3, 4, 5 and 6 and are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b)                      The following disclosure assumes that there are a total of 15,344,851 shares of Common Stock outstanding, which is the sum of (i) the 12,787,377 shares of Common Stock outstanding as of May 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q/A filed with the Commission on May 13, 2013 and (ii) the 2,557,474 shares of Common Stock issued to TPG Aviator pursuant to the Securities Purchase Agreement, and which excludes the Series A Convertible Preferred Stock.  Upon receipt of Stockholder Approval, 665,754.3 shares of Series A Convertible Preferred Stock would be convertible at an initial conversion ratio equal to ten shares of Common Stock per share of Series A Convertible Preferred Stock (subject to the adjustments described in Item 4 above).

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 2,557,474 shares of Common Stock, which constitutes approximately 16.7% of the outstanding Common Stock excluding the shares of Common Stock into which the Series A Convertible Preferred Stock is expected to be convertible.  If the Series A Convertible Preferred Stock were convertible, the Reporting Persons may be deemed to beneficially own 9,215,017 shares of Common Stock, which would be approximately 41.9% of the Common Stock.

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(c)           Except as set forth in Item 3, Item 4 and this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Except for the Securities Purchase Agreement, the Series A Certificate of Designation, the Stockholders Agreement and the Management Services Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Securities Purchase Agreement by and among AV Homes, Inc. and TPG Aviator, L.P., dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

3.
Certificate of Designation of Series A Convertible Cumulative Redeemable Preferred Stock of AV Homes, Inc. (incorporated by reference to Exhibit 3.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

4.
Stockholders Agreement by and among TPG Aviator, L.P. and AV Homes, Inc., dated as of June 20, 2013 (incorporated by reference to Exhibit 10.2 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

5.
Management Services Agreement by and among AV Homes, Inc, Avatar Properties Inc. and TPG VI Management, LLC, dated as of June 20, 2013 (incorporated by reference to Exhibit 10.3 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

6.
Letter Agreement by and between AV Homes, Inc. and TPG Aviator, L.P., dated June 19, 2013 (incorporated by reference to Exhibit 10.5 to AV Home, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2013
TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

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Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title

David Bonderman James G. Coulter John E. Viola Ronald Cami David C. Reintjes G. Douglas Puckett Steven A. Willmann	President Senior Vice President Vice President, Treasurer and Director Vice President, Secretary and Director Chief Compliance Officer and Assistant Secretary Assistant Treasurer Assistant Treasurer

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INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Securities Purchase Agreement by and among AV Homes, Inc. and TPG Aviator, L.P., dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

3.
Certificate of Designation of Series A Convertible Cumulative Redeemable Preferred Stock of AV Homes, Inc. (incorporated by reference to Exhibit 3.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

4.
Stockholders Agreement by and among TPG Aviator, L.P. and AV Homes, Inc., dated as of June 20, 2013 (incorporated by reference to Exhibit 10.2 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

5.
Management Services Agreement by and among AV Homes, Inc., Avatar Properties Inc. and TPG VI Management, LLC, dated as of June 20, 2013 (incorporated by reference to Exhibit 10.3 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

6.
Letter Agreement by and between AV Homes, Inc. and TPG Aviator, L.P., dated June 19, 2013 (incorporated by reference to Exhibit 10.5 to AV Home, Inc.’s Current Report on Form 8-K filed on June 20, 2013).

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